EXHIBIT 4.1

                           CERTIFICATE OF DESIGNATIONS
                     OF THE RIGHTS, PREFERENCES, PRIVILEGES
                    AND RESTRICTIONS, WHICH HAVE NOT BEEN SET
                    FORTH IN THE CERTIFICATE OF INCORPORATION
                          OR IN ANY AMENDMENT THERETO,
                                     OF THE
                      SERIES A CONVERTIBLE PREFERRED STOCK
                                       OF
                                  AVITAR, INC.

      (Pursuant to Section 151(g) of the Delaware General Corporation Law)


         The undersigned, Peter P. Phildius , does hereby certify that:

     A. He is the duly elected and acting President of Avitar, Inc., a Delaware Corporation (the "Corporation" or "Company").

     B. Pursuant to the Unanimous Written Consent of the Board of Directors of the Corporation dated as of dated May 12, 2004, the Board of Directors duly adopted the following resolutions:

     WHEREAS, the Certificate of Incorporation of the Corporation authorizes a class of stock designated as Preferred Stock, with a par value of $0.001 per share (the "Preferred Class"), comprising Five Million (5,000,000) shares and provides that the Board of Directors of the Corporation may fix the terms, including any dividend rights, dividend rates, conversion rights, voting rights, rights and terms of any redemption, redemption price or prices, and liquidation preferences, if any, of the Preferred Class;

     WHEREAS, the Board of Directors believes it in the best interests of the Corporation to create a series of preferred stock consisting of 15,000shares and designated as the "Series A Convertible Preferred Stock" having certain rights, preferences, privileges, restrictions and other matters relating to the Series A Convertible Preferred Stock.

     NOW, THEREFORE, BE IT RESOLVED, that the Board of Directors does hereby fix and determine the rights, preferences, privileges, restrictions and other matters relating to the Series A Convertible Preferred Stock as follows:

     1. Definitions. For purposes of this Certificate of Designation, the following definitions shall apply:

     1. "Board" shall mean the Board of Directors of the Corporation.

     2. "Change in Control" shall mean a Change in Control as defined in the Securities Purchase Agreement and the Exchange Agreement.

     3.  "Corporation"  or  "Company"  shall  mean  Avitar,   Inc.,  a  Delaware
Corporation.

     4. "Common Stock" shall mean the Common Stock, $0.01 par value per share, of the Corporation.

     5. "Common Stock Dividend" shall mean a stock dividend declared and paid on the Common Stock that is payable in shares of Common Stock.

     6. "Distribution" shall mean the transfer of cash or property by the Corporation to one or more of its stockholders without consideration, whether by dividend or otherwise (except a dividend in shares of Corporation's stock).

     7. "Exchange Agreement" shall mean that certain Exchange Agreement by and between the Corporation and Global Capital Funding Group, L.P. as of May 14, 2004.

     8. "Event of Default" shall mean an Event of Default as defined in the Securities Purchase Agreement.

     9. "Preferred Conversion Price" shall mean the amount equal to the lesser of (i) the closing bid price of the common stock, as reported by Bloomberg, L.P. ("Bloomberg"), on the trading day immediately prior to the closing and (ii) 85% of the average of the three lowest closing bid prices, as reported by Bloomberg, for the ten (10) trading days immediately prior to the related notice of conversion, provided however, that the Preferred Conversion Price will have a floor price equal to 50% of the closing price reported on Bloomberg on the day of the closing. If the price of the Common Stock is below said floor for any five (5) out of ten (10) consecutive trading days, then the floor shall be reduced to 50% of the floor then in effect, on a continuing basis.

     10. "Original Issue Date" shall mean the date on which the first share of Series A Convertible Preferred Stock is issued by the Corporation.

     11. "Original Issue Price" shall mean $1,000.00 per share for the Series A Convertible Preferred Stock.

     12. "Qualified Future Financing" shall mean any transaction or series of transactions that the Corporation enters into whereby the Corporation raises capital through the issuance of additional preferred stock or common stock or a convertible debt instrument (each a "Financing Transaction"), until such time as the proceeds from all Financing Transactions entered into from the time of the filing of this Certificate of Designation, including proceeds from all issuances of the Series A Convertible Preferred Stock, but excluding the 2,316 shares of Series A Convertible Preferred Stock to be issued pursuant to the Exchange Agreement and the Securities Purchase Agreement, equals or exceeds, in the aggregate, Seven Million Seven Hundred Thousand Dollars ($7,700,000) in the following tranches: (1) an amount not to exceed One Million Two Hundred Thousand Dollars ($1,200,000) no sooner than June 1, 2004; (2) an amount not to exceed Three Million Five Hundred Thousand Dollars ($3,500,000.) no sooner than August 1, 2004; and (3) an amount not to exceed Three Million Dollars ($3,000,000) no sooner than October 31, 2004.

     13. "Securities Purchase Agreement" shall mean that certain Subscription and Securities Purchase Agreement dated as of May 14, 2004 by and between the Corporation and GCA Strategic Investment Fund.

     14. "Series A Convertible Preferred Stock" shall mean the Series A Convertible Preferred Stock, $0.001 par value per share, of the Corporation.

     15. "Subsidiary" shall mean any corporation or limited liability company of which at least fifty percent (50%) of the outstanding voting stock or membership interests, as the case may be, is at the time owned directly or indirectly by the Corporation or by one or more of such subsidiary corporations.

     2. Dividend Rights.

     2. In-Kind Dividends. Each calendar quarter, beginning with the end of the first full quarter following the Original Issue Date and continuing every quarter thereafter, the holders of the then outstanding Series A Convertible Preferred Stock shall be entitled to receive, not later than thirty (30) days following the end of the applicable quarter, dividends in an amount equal to four percent (4%) of the Original Issue Price per annum. Dividends on the Series A Convertible Preferred Stock shall be paid, at the discretion of the Company, in either (i) additional shares of Series A Convertible Preferred Stock based on the Original Issue Price, or (ii) Common Stock based on the Preferred Conversion Price. Dividends on the Series A Convertible Preferred Stock shall be cumulative, so that if dividends required to be paid on said shares for any quarterly period shall not have been paid, the amount of the deficiency shall be paid in full, without interest, together with any dividends due for the current quarterly period, before any distribution of any kind shall be paid to the holders of the Common Stock. No dividends (other than a Common Stock Dividend) shall be paid, and no Distribution shall be made, with respect to the Common Stock unless dividends in such amount shall have been paid or declared and set apart for payment to the holders of the Series A Convertible Preferred Stock simultaneously.

     2.2 Participation Rights. Other than as set forth in Section 2.1, dividends shall be declared pro rata on the Common Stock and the Series A Convertible Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders, where each holder of shares of Series A Convertible Preferred Stock is to be treated for this purpose as holding the same number of common shares as such holder owns of Series A Convertible Preferred Stock.

     2.3 Other Non-Cash Dividends. Other than as set forth herein, whenever a dividend or Distribution provided for in this Section 2 shall be payable in property other than cash (other than a Common Stock Dividend), the value of such dividend or Distribution shall be deemed to be the fair market value of such property as determined in good faith by the Board.

     3. Liquidation Rights. In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the funds and assets of the Company that may be legally distributed to the Company's shareholders (the "Available Funds and Assets") shall be distributed to shareholders in the following manner:

     3. Series A Convertible Preferred Stock. The holders of each share of Series A Convertible Preferred Stock then outstanding shall be entitled to be paid, out of the Available Funds and Assets, and prior and in preference to any payment or distribution (or any setting apart of any payment or distribution) of any Available Funds and Assets on any shares of Common Stock or subsequent series of preferred stock, an amount per share equal to the Original Issue Price of the Series A Convertible Preferred Stock plus all accrued but unpaid dividends on the Series A Convertible Preferred Stock. If upon any liquidation, dissolution or winding up of the Company, the Available Funds and Assets shall be insufficient to permit the payment to holders of the Series A Convertible Preferred Stock of their full preferential amount as described in this subsection, then all of the remaining Available Funds and Assets shall be distributed among the holders of the then outstanding Series A Convertible Preferred Stock pro rata, according to the number of outstanding shares of Series A Convertible Preferred Stock held by each holder thereof.

     3. Merger or Sale of Assets. A reorganization or any other consolidation or merger of the Company with or into any other corporation, or any other sale of all or substantially all of the assets of the Company, shall not be deemed to be a liquidation, dissolution or winding up of the Company within the meaning of this Section 3, and the Series A Convertible Preferred Stock shall be entitled only to (i) the right provided in any agreement or plan governing the reorganization or other consolidation, merger or sale of assets transaction,
(ii) the rights contained in the Delaware Business Corporation Act and (iii) the rights contained in other Sections hereof.

     3. Non-Cash Consideration. If any assets of the Company distributed to shareholders in connection with any liquidation, dissolution or winding up of the Company are other than cash, then the value of such assets shall be their fair market value as determined by the Board, except that any securities to be distributed to shareholders in a liquidation, dissolution or winding up of the Company shall be valued as follows:

     (a) The method of valuation of securities not subject to investment letter or other similar restrictions on free marketability shall be as follows:

          (i) if the securities are then traded on a national securities exchange or the Nasdaq National Market (or a similar national quotation system), then the value shall be deemed to be the average of the closing prices of the securities on such exchange or system over the ten (10) day period ending three (3) days prior to the distribution; and,

          (ii) if actively traded over-the-counter, then the value shall be deemed to be the average of the closing bid prices over the ten (10) day period ending three (3) days prior to the distribution; and

          (iii) if there is no active public market, then the value shall be the fair market value thereof, as determined mutually in good faith by (i) the Board of Directors of the Company and (ii) the holders of the Series A Convertible Preferred Stock acting as a group. In the event the Company and the holders cannot mutually agree upon a value, then the value shall be determined by a mutually acceptable third party licensed business valuation expert paid for equally by both parties.

     (b) The method of valuation of securities subject to investment letter or other restrictions on free marketability shall be to make an appropriate discount from the market value determined as above in subparagraphs (a)(i), (ii) or (iii) of this subsection to reflect the approximate fair market value thereof.

     4. Conversion Rights.

     4.1 Conversion of Preferred Stock. Each share of Series A Convertible Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the issuance of such share, by dividing One Thousand Dollars ($1,000) by the Preferred Conversion Price to determine the number of fully paid and nonassessable shares of Common Stock of the Corporation.

     4.2 Procedures for Exercise of Conversion Rights. The holders of any shares of Series A Convertible Preferred Stock may exercise their conversion rights as to all such shares or any part thereof, subject to the limitation set forth in
Section 4.3, by delivering to the Corporation during regular business hours, at the office of any transfer agent of the Corporation for the Series A Convertible Preferred Stock, or at the principal office of the Corporation or at such other place as may be designated by the Corporation, the certificate or certificates for the shares to be converted, duly endorsed for transfer to the Corporation (if required by the Corporation), accompanied by written notice stating that the holder elects to convert such shares. Conversion shall be deemed to have been effected on the date when such delivery is made, and such date is referred to herein as the "Conversion Date." As promptly as practicable after the Conversion Date, the Corporation shall issue and deliver to or upon the written order of such holder, at such office or other place designated by the Corporation, a certificate or certificates for the number of full shares of Common Stock to which such holder is entitled and a check for cash with respect to any fractional interest in a share of Common Stock as provided in section 4.3 below. The holder shall be deemed to have become a shareholder of record on the Conversion Date. Upon conversion of only a portion of the number of shares of Series A Convertible Preferred Stock represented by a certificate surrendered for conversion, the Corporation shall issue and deliver to or upon the written order of the holder of the certificate so surrendered for conversion, at the expense of the Corporation, a new certificate covering the number of shares of Series A Convertible Preferred Stock representing the unconverted portion of the certificate so surrendered.

     4.3 No Fractional Shares. No fractional shares of Common Stock or scrip shall be issued upon conversion of shares of Series A Convertible Preferred Stock. If more than one share of Series A Convertible Preferred Stock shall be surrendered for conversion at any one time by the same holder, the number of full shares of Common Stock issuable upon conversion thereof shall be computed on the basis of the aggregate number of shares of Series A Convertible Preferred Stock so surrendered. Instead of any fractional shares of Common Stock, which would otherwise be issuable upon conversion of any shares of Series A
Convertible Preferred Stock, the Corporation shall pay a cash adjustment in respect of such fractional interest equal to the fair market value of such fractional interest as determined by the Corporation's Board of Directors.

     4.4 Payment of Taxes for Conversions. The Corporation shall pay any and all issue and other taxes that may be payable in respect of any issue or delivery of shares of Common Stock on conversion pursuant hereto of Series A Convertible Preferred Stock. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issue and delivery of shares of Common Stock in a name other than that in which the shares of Series A Convertible Preferred Stock so converted were registered, and no such issue or delivery shall be made unless and until the person requesting such issue has paid to the Corporation the amount of any such tax, or has established, to the satisfaction of the Corporation, that such tax has been paid.

     4.5 Reservation of Common Stock. The Corporation shall at all times reserve and keep available, out of its authorized but unissued Common Stock, solely for the purpose of effecting the conversion of the Series A Convertible Preferred Stock, the full number of shares of Common Stock deliverable upon the conversion of all shares of all series of preferred stock from time to time outstanding.

     4.6 Registration or Listing of Shares of Common Stock. If any shares of Common Stock to be reserved for the purpose of conversion of shares of Series A Convertible Preferred Stock require registration or listing with, or approval of, any governmental authority, stock exchange or other regulatory body under any federal or state law or regulation or otherwise, before such shares may be validly issued or delivered upon conversion, the Corporation will in good faith and as expeditiously as possible endeavor to secure such registration, listing or approval, as the case may be.

     4.7 Status of Common Stock Issued Upon Conversion. All shares of Common Stock which may be issued upon conversion of the shares of Series A Convertible Preferred Stock will upon issuance by the Corporation be validly issued, fully paid and nonassessable and free from all taxes, liens and charges with respect to the issuance thereof.

     4.8 Status of Converted Preferred Stock. In case any shares of Series A Convertible Preferred Stock shall be converted pursuant to this Section 4, the shares so converted shall be canceled and shall not be issuable by the Corporation.

     5. Adjustment of Conversion Price.

     5.1 General Provisions. In case, at any time after the date hereof, of any capital reorganization, or any reclassification of the stock of the Corporation (other than a change in par value or as a result of a stock dividend or subdivision, split-up or combination of shares), or the consolidation or merger of the Corporation with or into another person (other than a consolidation or merger in which the Corporation is the continuing entity and which does not result in any change in the Common Stock), or of the sale or other disposition of all or substantially all the properties and assets of the Corporation as an entirety to any other person, the shares of Series A Convertible Preferred Stock shall, after such reorganization, reclassification, consolidation, merger, sale or other disposition, be convertible into the kind and number of shares of stock or other securities or property of the Corporation or of the entity resulting from such consolidation or surviving such merger or to which such properties and assets shall have been sold or otherwise disposed to which such holder would have been entitled if immediately prior to such reorganization, reclassification, consolidation, merger, sale or other disposition it had converted its shares of Series A Convertible Preferred Stock into Common Stock. The provisions of this section 5 shall similarly apply to successive reorganizations, reclassifications, consolidations, mergers, sales or other dispositions.

     5.2 No Impairment. The Corporation will not, through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, including amending this Certificate of Designation, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in the carrying out of all the provisions of this section 5 and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the holders of Series A Convertible Preferred Stock against impairment. This provision shall not restrict the Corporation from amending its Certificate of Incorporation in accordance with the Delaware General Corporation Law and the terms hereof.

     6. Redemption.

     6.1 Reserved.

     6.2 Mandatory Redemption. Upon the occurrence of

          (i) a Change in Control;

          (ii) a transfer of all or substantially all of the assets of the Corporation in a single transaction or series of related transactions;

          (iii) a consolidation, merger or amalgamation of the Corporation with or into another entity in which the Corporation is not the surviving entity (other than a merger which is effected solely to change the jurisdiction of incorporation of the Corporation and results in a reclassification, conversion or exchange of outstanding shares of Common Stock solely into shares of Common Stock);

          (iv) the failure of the  Corporation to maintain for a period of sixty
     (60) consecutive days, out of its authorized but unissued Common Stock, sufficient shares of Common Stock to effect the conversion of all of the Series A Convertible Preferred Stock;

          (v) the consummation of a Qualified Future Financing that grants rights to the holders of the instruments issued in connection with such Qualified Future Financing that are in addition to or superior to those granted to the holders of the Series A Convertible Preferred Stock, as evidenced by this Certificate of Designation or any subsequent amendment hereto (a "Superior Right"); provided, however, that any terms which provide for a conversion price that is, whether expressly stated or calculated as a result of a formula, greater than or equal to the conversion price then in place for the Series A Convertible Preferred stock shall not be deemed to be a Superior Right.

     then, in each case, the Corporation shall, within thirty (30) days of receipt of the request of at least fifty-one percent (51%) of the holders of the Series A Convertible Preferred Stock, redeem the Series A Convertible Preferred Stock.

     6.3 Partial Redemption. Upon the consummation of one or more Financings, except Qualified Future Financings and other than from the issuance of the Series A Convertible Preferred Stock pursuant to the Securities Purchase Agreement or Exchange Agreement, the Corporation shall, at the request of at least fifty-one percent (51%) of the holders of the Series A Convertible Preferred Stock, use twenty five percent (25%) of the net proceeds from the Qualified Future Financings to redeem the applicable amount of Series A Convertible Preferred Stock.

     6.4 Redemption Price. For purposes of this Section 6, the redemption price of the Series A Convertible Preferred Stock shall be equal to the greater of (i) the Original Issue Price, plus all cumulative accrued and unpaid dividends, or
(ii) the number of shares of Common Stock into which the redeemed shares may be converted times the Market Price.

     6.5 Redemption Procedures.


     (a) Any permitted redemption of the Series A Convertible Preferred Stock pursuant to Sections 6.1, 6.2, or 6.3 above shall be deemed to be effective and consummated (for purposes of determining the Redemption Price and the time at which the holders shall thereafter not be entitled to deliver a Notice of Conversion for the Preferred Shares) as follows:

          (i) A redemption pursuant to Section 6.1, the Redemption Date specified therein;


          (ii) A redemption pursuant to Section 6.2(i), (ii), (iii), or (iv), the date of consummation of the applicable event;


          (iii) A redemption pursuant to Section 6.2(v), three (3) business days following the date of consummation of the applicable Qualified Future Financing (meaning closing and funding).

     (b) On the effective date of a redemption of the Series A Convertible Preferred Stock as specified above, the Corporation shall deliver by wire transfer of funds the redemption price to the holders of the Series A Convertible Preferred Stock subject to redemption. Should a holder not receive payment of any amounts due on redemption of its Series A Convertible Preferred Stock by reason of the Corporation's failure to make payment at the times prescribed above for any reason, the Corporation shall pay to the applicable holder on demand (x) interest on the sums not paid when due at an annual rate equal to the lesser of (I)the maximum lawful rate and (II) 18% per annum, compounded at the end of each thirty (30) days, until the applicable holder is paid in full and (y) all costs of collection, including, but not limited to, reasonable attorneys' fees and costs, whether or not suit or other formal proceedings are instituted.

     (c) The Corporation shall select the Series A Convertible Preferred Stock to be redeemed in any redemption in which not all of the Series A Convertible Preferred Stock are to be redeemed so that the ratio of the Series A Convertible Preferred Stock of each holder selected for redemption to the total Series A Convertible Preferred Stock owned by that holder shall be the same as the ratio of all such Series A Convertible Preferred Stock selected for redemption bears to the total of all then outstanding Series A Convertible Preferred Stock. Should any Series A Convertible Preferred Stock required to be redeemed under the terms hereof not be redeemed solely by reason of limitations imposed by law, the applicable Series A Convertible Preferred Stock shall be redeemed on the earliest possible dates thereafter to the maximum extent permitted by law.

     (d) Any Notice of Conversion delivered by a holder (including delivery via facsimile) to the Corporation prior to the effective date of a voluntary redemption pursuant to Section 6.1 or a mandatory redemption pursuant to Section
6.2 shall be honored by the Corporation and the conversion of the Series A Convertible Preferred Stock shall be deemed effected on the Conversion Date. In addition, between the effective date of a voluntary redemption pursuant to
Section 6.1 or a mandatory redemption pursuant to Section 6.2 above and the date the Corporation is required to deliver the redemption proceeds in full to the applicable holder(s), the holder may deliver a Notice of Conversion to the Corporation. Such notice will be (x) of no force or effect if the Corporation timely pays the redemption proceeds to holder when due or (y) honored on or as of the date of the Notice of Conversion if the Corporation fails to timely pay the redemption proceeds to holder when due. Additionally, in the event the Corporation fails to make full payment of the redemption price of the Series A Convertible Preferred Stock being redeemed by the tenth (10) business day following the notice of redemption, then the Corporation waives its right to redeem any of the remaining then outstanding Series A Convertible Preferred Stock, unless such redemption is approved by the holder.

     7. Notices. Any notices required by the provisions of this Certificate of Designation to be given to the holders of shares of Series A Convertible Redeemable Preferred Stock shall be deemed given if given in accordance with the Securities Purchase Agreement.

     8. Voting Provisions. Each share of Series A Convertible Preferred Stock shall be entitled to the number of votes to which the holders thereof would be entitled if they converted their shares of Series A Convertible Preferred Stock at the time of voting in accordance with Section 4 hereof.

     9. Paramount Provision. Upon consummation of a Qualified Future Financing which contains a Superior Right, the terms and conditions of such Superior Right shall be automatically incorporated into the rights of the Series A Convertible Preferred Stock contained herein and will supersede any provisions contained herein relating to such Superior Right that would conflict with the exercise or application of such Superior Right. If the Company provides any consideration to the holders of any equity or convertible debt instrument issued in connection with such Qualified Future Financing that is in addition to the consideration provided to the holders of the Series A Convertible Preferred Stock (such as, for purposes of illustration, a warrant agreement other that a warrant substantially identical to the warrants held by a holder of the Series A Convertible Preferred Stock and issued in similar denominations and for substantially identical consideration provided or a registration rights agreement providing additional registration rights), then the Company will take all lawful and reasonable steps necessary to ensure that the holders of the Series A Convertible Preferred Stock also receive such additional consideration.

                             Signature Page Follows


     IN WITNESS WHEREOF, the Corporation has caused this Certificate of Designation of Series A Convertible Preferred Stock to be duly executed by its President and attested to by its Secretary as of this 25th day of May, 2004.


By:      ____/s/__________________________
         Peter P. Phildius, President



By:      ______/s/________________________
         Jay Leatherman, Secretary